UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) April 25, 2007

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On April 25, 2007, First Midwest Bancorp, Inc. issued a press release announcing its earnings results for the quarter ended March 31, 2007. This press release, dated April 25, 2007, is attached as Exhibit 99 to this report.

Item 9.01 Financial Statements and Exhibits

   (a) and (b) not applicable

   (c) Exhibit Index:

   99   Press Release issued by First Midwest Bancorp, Inc. dated April 25, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


First Midwest Bancorp, Inc.
(Registrant)


Date: April 25, 2007   /s/ MICHAEL L. SCUDDER


Michael L. Scudder
Executive Vice President


Exhibit 99



News Release

First Midwest Bancorp
One Pierce Place, Suite 1500
Itasca, Illinois 60143-9768
(630) 875-7450

First Midwest Bancorp, Inc.

FOR IMMEDIATE RELEASE	**CONTACT:** Michael L. Scudder
	EVP, Chief Financial Officer
TRADED: Nasdaq	**(630) 875-7283**
SYMBOL: FMBI	**www.firstmidwest.com**

FIRST MIDWEST REPORTS SOLID FIRST QUARTER RESULTS

1st QUARTER HIGHLIGHTS:

- **EPS of $0.58, up 5.5% vs. 1Q06**

- **Strong Profitability: ROA of 1.42%**

- **Stable Net Margin: 3.53% vs. 3.57% in 4Q06**

- **Lower Credit Costs: Net Charge-offs to Average Loans of 0.24% vs. 0.30% in 4Q06**

- **Strong Trust and Investment Management Fees**

ITASCA, IL, APRIL 25, 2007 – First Midwest Bancorp, Inc. ("First Midwest") **(NASDAQ NGS: FMBI)** today reported net income for first quarter ended March 31, 2007 of $29.0 million, or $0.58 per diluted share, as compared to 2006's first quarter earnings of $25.8 million, or $0.55 per diluted share.

First quarter 2007 performance resulted in an annualized return on average assets of 1.42% as compared to 1.44% for first quarter 2006 and an annualized return on average equity of 15.5% as compared to 17.6% for first quarter 2006.

"First quarter 2007 was executed largely in accord with management's plan," said First Midwest President and Chief Executive Officer, John M. O'Meara. "First quarter loan bookings in the agricultural and commercial real estate portfolios were offset by higher than normal payoffs reflecting swings in agricultural commodity markets on the one hand and customer preference for longer-dated

fixed-rate real estate loans on the other hand. Deposit performance saw continuing migration to higher-yielding products albeit at a somewhat diminished pace. Securities sales and related cash flows funded loan growth and allowed for the paydown of wholesale funding sources. Importantly, net interest margin appears to have stabilized. Fee businesses, especially in the trust and investment areas were strong. Credit costs were down 20% from fourth quarter 2006."

Earnings Guidance

O'Meara concluded, "Given the trends outlined above as well as the prospect for more robust asset generation for the balance of the year, we reiterate our previous guidance for full year 2007 earnings in the range of $2.41 to $2.51 per diluted share. This performance is further predicated on market and credit quality conditions remaining relatively unchanged from first quarter 2007 levels."

Security Transactions

At March 31, 2007, the securities portfolio totaled $2.4 billion, down $375.1 million from March 31, 2006. Given the flattened yield curve environment, the Company, over the course of 2006 and first quarter 2007, has chosen to use securities sales proceeds and cash flows to fund its loan growth and reduce higher-cost borrowings as opposed to reinvesting the proceeds in like securities. As anticipated, market conditions afforded the Company an opportunity to sell $101.2 million of securities, resulting in a realized gain of $3.4 million. These sales, which occurred early in the first quarter, represent the majority of our planned activity for 2007.

Net Interest Margin

Net interest income for first quarter 2007 was $60.4 million, up $2.9 million, or 5.1%, from $57.5 million for first quarter 2006. This increase was driven by an $808.7 million increase in average interest-earning assets due primarily to the acquisition of Bank Calumet on March 31, 2006. As expected, net interest margin for the first quarter of 2007 was 3.53% as compared to 3.57% for fourth quarter 2006, reflecting deposit shifts to higher-cost categories, which were partially offset by higher variable-rate asset yields. The modest decline from fourth quarter 2006 is believed to represent the final stage of the lagging effects of internal disintermediation between transaction accounts and higher-yielding liabilities.

Outstanding loans totaled $5.0 billion at both March 31, 2007 and December 31, 2006. As of March 31, 2007, corporate loans totaled $4.2 billion, up from $4.1 billion as of December 31, 2006, an increase of 0.6%, or 2.4% annualized. This increase primarily reflects growth in both agricultural and commercial and construction real estate lending. Total underwritings in the commercial loan categories were on plan at $815.0 million. However, early commercial payoffs, coupled with continued run off of the indirect consumer portfolio, slowed overall growth. Improved growth in subsequent quarters is expected as sales pipelines stood at record high levels as of March 31, 2007.

Total average deposits for first quarter 2007 were $6.0 billion, up $861.1 million, or 16.8% compared to first quarter 2006, primarily due to the acquisition of Bank Calumet. In comparison to fourth quarter 2006, average deposits declined $160.8 million, primarily due to lower levels of brokered deposits and seasonal declines in public fund deposits, both of which were planned in conjunction with securities sales and cash flows.

Noninterest Income and Expense

First Midwest's total noninterest income for first quarter 2007 was $28.7 million, up 34.3% as compared to $21.4 million in first quarter 2006, reflecting the benefits of $3.4 million in securities gains and $4.4 million in higher fee-based revenues. Fee-based revenues for first quarter 2007 totaled $22.2 million, up 24.8% as compared to $17.8 million in first quarter 2006, with $3.2 million, or 71.9%, of this increase attributable to the acquisition of Bank Calumet and the remainder reflecting stronger trust, investment, card-based, and service charge revenue.

Total noninterest expense for first quarter 2007 was $48.2 million, up 10.2% from $43.7 million in first quarter 2006. The majority of the increase is attributable to higher salaries, employee benefits, and occupancy expenses associated with the operation of the 30 branches acquired as a part of the Bank Calumet acquisition. First Midwest's efficiency ratio was 52.2% for first quarter 2007, as compared to 51.5% for first quarter 2006.

Credit Quality

First Midwest's overall credit quality remains solid. The Company has no exposure to subprime mortgage lending products. At March 31, 2007, nonperforming assets represented 0.42% of loans plus foreclosed real estate, as compared to 0.38% at December 31, 2006. As of March 31, 2007, nonperforming assets totaled $20.8 million as compared to $18.9 million at year-end 2006 and $21.2 million as of March 31, 2006. Subsequent to quarter ended March 31, 2007, a single $1.4 million nonaccrual loan was paid in full, largely accounting for this difference from year-end 2006. Ninety day past due loans increased by $2.8 million from December 31, 2006 to March 31, 2007. Net charge-offs for first quarter 2007 improved to 0.24% of average loans, down from 0.30% for fourth quarter 2006 and up from 0.15% as of March 31, 2006. As of March 31, 2007, the reserve for loan losses stood at 1.25% of total loans as compared to 1.25% as of December 31, 2006 and 1.24% as of March 31, 2006.

Capital Management

First Midwest's capital position continues to exceed all of the regulatory minimum levels to be considered a "well capitalized institution" by the Federal Reserve. As of March 31, 2007, First Midwest's Total Risk Based Capital ratio was 12.4%, as compared to 12.2% as of December 31, 2006, and its Tier 1 Risk Based Capital ratio was 9.8%, as compared to 9.6% as of December 31, 2006. First Midwest's tangible capital ratio, which represents the ratio of stockholders' equity to total assets excluding intangible assets, stood at 5.82%, up from 5.62% as of December 31, 2006. Excluding other comprehensive losses, the tangible capital ratio stood at 6.03%, manifesting First Midwest's commitment to replenishing tangible capital following the first quarter 2006 acquisition of Bank Calumet. During first quarter 2007, Moody's Investor Services upgraded the Company's and its subsidiary bank's debt ratings from Baa1 and A3 to A3 and A2, respectively.

During the first quarter of 2007, First Midwest paid dividends of $0.295 per share, up 7.3% from 2006's first quarter dividend of $0.275 per share. In addition, during the first quarter of 2007, First Midwest repurchased 339,700 shares of its common stock at an average price of $37.47 per share. As of March 31, 2007, approximately 1.7 million shares remained under First Midwest's existing repurchase authorization.

First Midwest is the premier relationship-based banking franchise in the growing Chicagoland banking market. As one of the Chicago metropolitan area's largest independent bank holding companies, First Midwest provides the full range of both business and retail banking and trust and investment management services through 103 offices located in 63 communities, primarily in metropolitan Chicago. First Midwest was the only bank named by *Chicago* magazine as one of the 25 best places to work in Chicago.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Act of 1995: Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning specific factors described in First Midwest Bancorp's 2006 Form 10-K and other filings with the U.S. Securities and Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. First Midwest does not intend to update this information and disclaims any legal obligation to the contrary. Historical information is not necessarily indicative of future performance.

Accompanying Financial Statements and Tables

Accompanying this press release is the following unaudited financial information:
- Operating Highlights, Balance Sheet Highlights and Stock Performance Data (1 page)
- Condensed Consolidated Statements of Condition (1 page)
- Condensed Consolidated Statements of Income (1 page)
- Selected Quarterly Data and Asset Quality (1 page)

Press Release and Additional Information Available on Website

This press release, the accompanying financial statements and tables, and certain additional unaudited Selected Financial Information (totaling 3 pages) are available through the "Investor Relations" section of First Midwest's website at *www.firstmidwest.com.*

Operating Highlights

Unaudited

(Amounts in thousands, except per share data)

		Quarters Ended				
		March 31, 2007		December 31, 2006		March 31, 2006
Net income	$	**29,029**	$	31,528	$	25,768
Diluted earnings per share	$	**0.58**	$	0.63	$	0.55
Return on average equity		**15.48%**		16.40%		17.64%
Return on average assets		**1.42%**		1.47%		1.44%
Net interest margin		**3.53%**		3.57%		3.76%
Efficiency ratio		**52.19%**		49.56%		51.51%

Balance Sheet Highlights

Unaudited

(Amounts in thousands, except per share data)

		Mar. 31, 2007		**Dec. 31, 2006**		Mar. 31, 2006
Total assets	$	**8,235,110**	$	8,441,526	$	8,715,524
Total loans		**4,993,620**		5,008,944		5,042,135
Total deposits		**5,907,442**		6,167,216		6,050,839
Stockholders' equity		**753,988**		751,014		688,484
Book value per share	$	**15.16**	$	15.01	$	13.81
Period end shares outstanding		**49,747**		50,025		49,866

Stock Performance Data

Unaudited

		Quarters Ended				
		March 31, 2007		December 31, 2006		March 31, 2006
Market Price:						
Quarter End	$	**36.75**	$	38.68	$	36.57
High	$	**39.31**	$	39.52	$	37.14
Low	$	**36.00**	$	36.62	$	32.62
Quarter end price to book value		**2.4x**		2.6x		2.6x
Quarter end price to consensus estimated 2007 earnings	$	**15.2x**		N/A		N/A
Dividends declared per share	$	**0.295**	$	0.295	$	0.275

Condensed Consolidated Statements of Condition
Unaudited [1]

(Amounts in thousands)	March 31, 2007	March 31, 2006
Assets		
Cash and due from banks	$ 156,585	$ 210,810
Funds sold and other short-term investments	4,834	8,514
Trading account securities	16,708	14,144
Securities available for sale	2,296,375	2,654,189
Securities held to maturity, at amortized cost	103,697	121,012
Loans	4,993,620	5,042,135
Reserve for loan losses	(62,400)	(62,320)
Net loans	4,931,220	4,979,815
Premises, furniture, and equipment	126,483	121,549
Investment in corporate owned life insurance	197,421	194,333
Goodwill and other intangible assets	291,552	294,839
Accrued interest receivable and other assets	110,235	116,319
Total assets	$ 8,235,110	$ 8,715,524
Liabilities and Stockholders' Equity		
Deposits	$ 5,907,442	$ 6,050,839
Borrowed funds	1,237,656	1,629,084
Subordinated debt	228,274	227,472
Accrued interest payable and other liabilities	107,750	119,645
Total liabilities	7,481,122	8,027,040
Common stock	613	613
Additional paid-in capital	205,311	204,458
Retained earnings	837,909	774,607
Accumulated other comprehensive (loss)	(16,338)	(22,548)
Treasury stock, at cost	(273,507)	(268,646)
Total stockholders' equity	753,988	688,484
Total liabilities and stockholders' equity	$ 8,235,110	$ 8,715,524

(1) *While unaudited, the Condensed Consolidated Statements of Condition have been prepared in accordance with U.S. generally accepted accounting principles and, as of March 31, 2006, are derived from quarterly financial statements on which Ernst & Young LLP, First Midwest's independent registered public accounting firm, has rendered a Quarterly Review Report; Ernst & Young is currently in the process of completing their Quarterly Review Report for the quarter ended March 31, 2007.*

Condensed Consolidated Statements of Income
Unaudited [1]

Quarters Ended
March 31,

(Amounts in thousands, except per share data)

	2007	2006
Interest Income		
Loans	$ **92,079**	$ 74,315
Securities	**29,300**	27,051
Other	**210**	159
Total interest income	**121,589**	101,525
Interest Expense		
Deposits	**42,127**	28,468
Borrowed funds	**15,349**	13,228
Subordinated debt	**3,743**	2,364
Total interest expense	**61,219**	44,060
Net interest income	**60,370**	57,465
Provision for loan losses	**2,960**	1,590
Net interest income after provision for loan losses	**57,410**	55,875
Noninterest Income		
Service charges on deposit accounts	**9,587**	7,624
Trust and investment management fees	**3,790**	3,172
Other service charges, commissions, and fees	**5,159**	4,465
Card-based fees	**3,711**	2,569
Subtotal, fee-based revenues	**22,247**	17,830
Corporate owned life insurance income	**1,911**	1,504
Security gains, net	**3,444**	369
Other	**1,098**	1,669
Total noninterest income	**28,700**	21,372
Noninterest Expense		
Salaries and employee benefits	**27,550**	25,632
Net occupancy expense	**5,502**	4,458
Equipment expense	**2,626**	2,131
Technology and related costs	**1,708**	1,444
Other	**10,769**	10,047
Total noninterest expense	**48,155**	43,712
Income before taxes	**37,955**	33,535
Income tax expense	**8,926**	7,767
Net Income	$ **29,029**	$ 25,768
Diluted Earnings Per Share	$ **0.58**	$ 0.55
Dividends Declared Per Share	$ **0.295**	$ 0.275
Weighted Average Diluted Shares Outstanding	**50,322**	46,879

(1) While unaudited, the Condensed Consolidated Statements of Income have been prepared in accordance with U.S. generally accepted accounting principles and, for the quarter ended March 31, 2006, are derived from quarterly financial statements on which Ernst & Young LLP, First Midwest's independent registered public accounting firm, has rendered a Quarterly Review Report; Ernst & Young is currently in the process of completing their Quarterly Review Report for the quarter ended March 31, 2007.

Selected Quarterly Data

Unaudited

(Amounts in thousands, except per share data)	3/31/07	12/31/06	9/30/06	6/30/06	03/31/06
Net interest income	$ 60,370	$ 62,763	$ 65,673	$ 65,958	$ 57,465
Provision for loan losses	2,960	3,865	2,715	2,059	1,590
Noninterest income	28,700	29,653	26,991	25,267	21,372
Noninterest expense	48,155	47,795	49,118	51,990	43,712
Net income	29,029	31,528	31,215	28,735	25,768
Diluted earnings per share	$ 0.58	$ 0.63	$ 0.62	$ 0.57	$ 0.55
Return on average equity	15.48%	16.40%	17.09%	16.50%	17.64%
Return on average assets	1.42%	1.47%	1.44%	1.33%	1.44%
Net interest margin	3.53%	3.57%	3.69%	3.70%	3.76%
Efficiency ratio	52.19%	49.56%	49.06%	52.12%	51.51%
Period end shares outstanding	49,747	50,025	50,001	49,925	49,866
Book value per share	$ 15.16	$ 15.01	$ 14.92	$ 13.92	$ 13.81
Dividends declared per share	$ 0.295	$ 0.295	$ 0.275	$ 0.275	$ 0.275

Asset Quality

Unaudited

Quarters Ended

(Amounts in thousands)	3/31/07	12/31/06	9/30/06	6/30/06	3/31/06
Nonaccrual loans	$ 17,582	$ 16,209	$ 17,459	$ 15,447	$ 17,178
Foreclosed real estate	3,195	2,727	4,088	4,195	4,033
Loans past due 90 days and still accruing	15,603	12,810	11,296	14,185	10,693
Nonperforming loans to loans	0.35%	0.32%	0.34%	0.31%	0.34%
Nonperforming assets to loans plus foreclosed real estate	0.42%	0.38%	0.42%	0.39%	0.42%
Nonperforming assets plus loans past due 90 days to loans plus foreclosed real estate	0.73%	0.63%	0.65%	0.67%	0.63%
Reserve for loan losses to loans	1.25%	1.25%	1.23%	1.24%	1.24%
Reserve for loan losses to nonperforming loans	355%	385%	357%	404%	363%
Provision for loan losses	$ 2,960	$ 3,865	$ 2,715	$ 2,059	$ 1,590
Net loan charge-offs	2,930	3,865	2,704	2,053	1,565
Net loan charge-offs to average loans	0.24%	0.30%	0.21%	0.16%	0.15%